Exhibit 12
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Six months
ended
June 30, 2014
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$6,973
Plus:
Interest and other financial charges included in expense(b)	4,759
One-third of rental expense(c)	246
Adjusted “earnings”	$11,978

Fixed charges:
Interest and other financial charges included in expense(b)	$4,759
Interest capitalized	14
One-third of rental expense(c)	246
Total fixed charges	$5,019

Ratio of earnings to fixed charges	2.39

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.